FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For February 20, 2009
Commission File Number 0-50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒                           Form 40-F   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                           No   ☒

This Form 6-K consists of:
“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) (the “Corporation”) announces that it has granted options to purchase up to an aggregate of 5,200,000 common shares of the Corporation to its directors, officers, employees and consultants. The options are exercisable at the price of $0.10 per share and will expire on February 13, 2014. All options are granted in accordance with the Corporation’s stock option plan and are subject to regulatory approval.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: February 20, 2009